PLAN OF REORGANIZATION


     This Plan of Reorganization (the "Plan") pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code") is hereby adopted by The Royce Fund, a Delaware business trust (the "Trust"), as of this ____ day of March, 1997, on behalf of its series designated as Royce Value Fund (the "Acquired Series") and Pennsylvania Mutual Fund (the "Acquiring Series"), such Series constituting separate corporations for purposes of Code Section 851(h).

      1. At the Closing (as defined below), the Acquired Series shall, in exchange solely for shares of the Consultant Class of the Acquiring Series and the assumption by the Acquiring Series of the liabilities of the Acquired Series, transfer all of its assets and liabilities to the Acquiring Series; the Trust shall issue, on behalf of the Acquiring Series, and shall distribute to each shareholder of the Acquired Series, in complete liquidation of the Acquired Series, shares of beneficial interest of the Consultant Class of the Acquiring Series (including any fractional share rounded to the nearest one-thousandth of a share) equal in aggregate value to the aggregate value of the shares of beneficial interest of the Acquired Series (including any fractional share rounded to the nearest one-thousandth of a share) then owned by such shareholder, such values to be determined by the net asset values per share of the Acquired Series and the Acquiring Series at the time of the Closing.

      2. The distribution on behalf of the Acquiring Series to the shareholders of the Acquired Series shall be accomplished by the Trust's establishing an account on the share records of the Acquiring Series in the name of each registered shareholder of the Acquired Series, and crediting that account with a number of shares of the Consultant Class of the Acquiring Series having a value at the Closing equal to the value of the shares of the
Acquired Series (including any fractional share rounded to the nearest one-thousandth of a share) then owned by such shareholder, as determined on that date. Each outstanding certificate representing shares of the Acquired Series will be deemed after the Closing to represent that number of shares of the Consultant Class of the Acquiring Series equal to the product of (a) the quotient of the net asset value of the Acquired Series divided by the net asset value of the Acquiring Series, each taken at the Closing, and multiplied by (b) the number of shares of the Acquired Series represented by the certificate immediately prior to the Closing.

      3. The Acquired Series shall liquidate, and the foregoing distribution of shares of the Consultant Class of the Acquiring Series shall be made to the shareholders of the Acquired Series in complete liquidation of the Acquired Series. The Acquired Series shall automatically terminate immediately thereafter, and shall be dissolved.

     4. The distribution to shareholders of the Acquired Series of shares of the Consultant Class of the Acquiring Series at the Closing under this Plan shall not be subject to any front-end sales load, and the termination of the interest of shareholders of the Acquired Series in such Series at the Closing under this Plan shall not be subject to any contingent deferred sales charge or redemption fee.

      5.    The completion of the transaction in Section 1  above
(the  "Closing") shall occur on       , 1997 at      .m., Eastern
Time, at the office of the Trust in New York, New York or such other date, time or place as may be determined by the Board of Trustees or the President. At the Closing, the Trust shall receive an opinion of Rosenman & Colin LLP or other special tax counsel to the Trust, to the effect that, for Federal income tax purposes, (a) no gain or loss will be recognized by (i) the
Acquired Series upon the transfer of all its assets and liabilities to the Acquiring Series solely in exchange for shares of the Consultant Class of the Acquiring Series and the assumption of its liabilities by the Acquiring Series, or (ii) the Acquiring Series upon its receipt of the assets of the Acquired Series in exchange for shares of the Consultant Class,
(b) no gain or loss will be recognized by the shareholders of the Acquired Series on the distribution to them of such shares of the Consultant Class of the Acquiring Series in exchange for their shares of the Acquired Series, (c) the basis of the shares of the Consultant Class of the Acquiring Series received by a shareholder of the Acquired Series in place of his shares of the Acquired Series will be the same as the basis of his shares of the Acquired Series surrendered in exchange therefor and (d) a shareholder's holding period for such shares of the Consultant Class of the Acquiring Series will include the period for which he held the shares of the Acquired Series surrendered in exchange therefor, provided that he held such Acquired Series shares as a capital asset.

      6. This Plan may be amended at any time and may be terminated at any time before the completion of the transaction described in
Section 1, whether or not this Plan has been approved by the shareholders of the Acquired Series, by action of the Trust, provided that no amendment shall have a material adverse effect upon the interests of shareholders of the Acquired Series or the Acquiring Series.

      7. A copy of the Trust's Certificate of Trust is on file with the Secretary of State of the State of Delaware, and notice is hereby given that this Plan is executed on behalf of the Trustees of the Trust as the trustees of the Trust and not individually, and that the obligations under this instrument are not binding upon any of the trustees, officers or shareholders of the Trust individually, but binding only upon the assets and property of the Acquired Series and the Acquiring Series.

     8. At any time after the Closing, the Trust on behalf of the Acquired Series shall execute and deliver such additional instruments of transfer or other written assurances and take such other action as may be necessary in order to vest in the Acquiring Series title to the assets transferred by the Acquired Series under this Plan.

      9. This Plan shall be construed in accordance with applicable Federal laws and the laws of the State of New York, except as to the provisions of Section 7 hereof which shall be construed in accordance with the laws of the State of Delaware.

                    THE ROYCE FUND


                    By:   /s/ Charles M. Royce
                    Charles M. Royce, President

Attest:
/s/ John E. Denneen
John E. Denneen, Secretary